UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41677

CytoMed Therapeutics limited

(Translation of registrant’s name into English)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 18, 2025, CytoMed Therapeutics Limited. (the “Company”), a company incorporated in Singapore, entered into an at-the-market sales agreement (the “Sales Agreement”) with R.F. Lafferty & Co., Inc. (the “Agent”), as sales agent, pursuant to which the Company may offer and sell, from time to time through the Agent, ordinary shares, no par value, of the Company (the ordinary shares to be sold pursuant to the Sales Agreement, the “Shares”). The offer and sale of the Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-288033), which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on June 13, 2025, and was declared effective, as amended, by the Commission on June 23, 2025 and as supplemented by the prospectus supplement, dated August 18, 2025 relating to the Shares which may be issued from time to time pursuant to the Sales Agreement, (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to U.S.$4,304,945 of Shares.

Under the Sales Agreement, subject to the terms of the placement notice defined in the Sales Agreement, the Agent may sell Placement Shares by any method permitted by law deemed to be an “at-the-market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including, without limitation, sales made directly on the Exchange, on any other existing trading market for the Ordinary Shares or to or through a market maker.

The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to the Agent as sales agent is equal to 2.5% of the aggregate gross proceeds from each Placement Shares sold pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement. In addition, the Company has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the Securities Act.

The foregoing is not a complete description of the Sales Agreement and is qualified by reference to the full text and terms of the Sales Agreement, which is filed as Exhibit 10.1 to this current report and incorporated herein by reference.

The Company plans to use the net proceeds from this offering for general corporate purposes, including business diversification and development initiatives, and capital expenditures. The Company may also use a portion of the net proceeds from this offering to appoint professionals to explore potential acquisitions or strategic investments in complementary businesses or technologies. However, as of the date of this report, the Company has not entered into any definitive agreements.

On August 18, 2025, the Company issued a press release entitled “CytoMed Therapeutics Limited Announces At-the-Market (ATM) Offering Program.” A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K.

General

The information contained in this Report on Form 6-K of the Company, are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-288033) and Registration Statement on Form S-8 (File No. 333-284145).

Exhibit Index

Exhibit No.
5.1	Opinion of Opal Lawyers LLC
10.1	Sales Agreement, dated August 18, 2025, by and between CytoMed Therapeutics Limited and R.F. Lafferty & Co., Inc.
23.1	Consent of Opal Lawyers LLC (included in Exhibit 5.1)
99.1	Press Release - CytoMed Therapeutics Limited Announces At-the-Market (ATM) Offering Program

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CytoMed Therapeutics Limited

Date: August 18, 2025	By:	/s/ Choo Chee Kong
	Name:	Choo Chee Kong
	Title:	Chairman and Director